

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 27, 2017

Via E-mail
Deborah H. Merrill
Chief Financial Officer
Delta Apparel, Inc.
322 South Main Street
Greenville, SC 29601

> **Re: Delta Apparel, Inc.**
> **Form 10-K for Fiscal Year Ended October 1, 2016**
> **Filed November 29, 2016**
> **File No. 001-15583**

Dear Ms. Merrill:

　　We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.


Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel and
Mining
